

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

August 7, 2009

<u>Via U.S. Mail and Facsimile (412-227-2518)</u>

Walter W. Turner
Director and Chief Executive Officer
Koppers, Inc.
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219

      **Re:    Koppers, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 20, 2009
           File No. 1-12716**

Dear Mr. Turner:

      We refer you to our comment letters dated March 30, 2009 and July 16, 2009 regarding business contacts with the Middle East. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc:    Pamela Long
       Assistant Director
       Division of Corporation Finance